October 5, 2007

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Patch International Inc.
Registration Statement on Form SB-2
Filed May 9, 2007
File No. 333-142781

Preliminary Information Statement on Schedule 14C
Filed April 4, 2007, as amended
File No. 0-28627

Form 10-KSB for the fiscal year ended May 31, 2006
Filed August 24, 2006

Form 8-K
Filed May 1, 2007

Form 10-KSB for the fiscal year ended May 31, 2007
Filed September 24, 2007

Dear Ms. Parker:

The Company responds to the comments of the Staff in its letters dated June 5, 2007 and August 20, 2007 as follows.  The comments are set forth below, together with the Company’s responses.  For the convenience of the Staff, the Company has repeated the responses from its July 31, 2007 letter, which responded to the Staff’s letter dated June 5, 2007.  The language marked with double underscore denotes the changed or new language that appeared in the Company’s Form 10-KSB for the fiscal year ended May 31, 2007, that was filed on September 24, 2007.  The Company will file an amendment to its registration statement on Form SB-2 shortly.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
October 5, 2007

COMMENTS FROM JUNE 5, 2007 LETTER:

Registration Statement on Form SB-2

General

1.	Please be advised that, prior to requesting acceleration of effectiveness on this Form SB-2, you must clear all comments to the Schedule 14C filed April 4, 2007, as amended April 25, 2007.

Response:  The Company notes that comments on its proxy statement were cleared.  Its definitive Schedule 14A was filed with the Commission on July 19, 2007.

2.
We note that when describing events or transactions of the consolidated entity, you attribute these to various subsidiaries, such as Patch Energy and Patch Oilsands, rather than speaking from a consolidated point of view.  Please revise to utilize phrasing that is consistent with the basis on which you have prepared your financial statements (e.g. using “we” or “us”), rather than identifying the specific subsidiary involved, unless there is a particular reason to distinguish the entity, such as in the discussion of the acquisition of Damascus Energy in which you issued securities of your subsidiary.  Also, when revising specific disclosures to comply with comments in this letter, please ensure that you make similar changes to the related disclosures appearing elsewhere in the filing.

Response:  This comment has been noted.  The Form 10-KSB reflects and the amendment to the registration statement will reflect the revised language.

Management’s Discussion and Analysis or Plan of Operation, page 10

3.
We note that you completed your acquisition of Damascus Energy Inc. on December 15, 2006, and that you filed separate financial statements for Damascus Energy Inc. in a Form 8-K on May 1, 2007.  As it appears you may have been following the guidance in Item 310(c) of Reg. S-B in filing the Form 8-K, tell us why you have not included financial statements for this acquisition in this registration statement.  Submit the analysis that you performed under EITF 98-3 in determining you had acquired a business.

Response:  The amended registration statement will include the audited financial statements of Damascus Energy.

Pursuant to EITF 98-3: Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, the Company determined that the acquisition of Damascus Energy was a purchase of assets - not a purchase of a business.  The factors considered in support of this were:

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
October 5, 2007

(1)	Damascus is a development stage company,
(2)	the transferred assets were not able, on a stand-alone basis, to continue normal operations and generate any revenue stream, and
(3)	the Company considered the missing elements taken as a whole to be more than minor.

Given these factors, the transaction was recorded at fair value as an acquisition of assets.

Even though the Company determined the Damascus transaction was an acquisition of assets, and not a business, the Company filed a current report on Form 8-K as the Company believes it was a material acquisition to the Company.

4.
On page 12, you state that you consolidate your investment in the Partnership, and that you recorded a gain on dilution, being the difference between Energy’s contribution to the Partnership (70%) and its equity interest (75%).  Please expand your disclosure to identify the partnership.  Please also describe your contribution, indicate what the other party contributed, and explain how these were determined to represent 70% and 30% respectively.  Tell us how the gain arose, provide us with your underlying computations and journal entries, and submit the analysis that you performed in determining you had an earnings event, or otherwise met the criteria outlined in SAB Topic 5:H.

Response:  The disclosure under the caption “Minority Interest” on page 17 of the Form 10-KSB contains the following disclosure to describe Energy’s contribution and the contribution of the other partners, as well as how the contributions represent 70% and 30%, respectively:

“Minority Interest.  On February 3, 2006, we formed a new subsidiary, Patch Oilsands Ltd. (“Oilsands”), and on February 27, 2006, we formed Patch Oilsands Limited Partnership (“Partnership”), in which we own 75% of the Partnership units, with Habanero Resources Inc. owning 20.8333% and Micron Enviro Systems Inc. owning 4.1667%.  Under the terms of the Partnership Agreement, we subscribed for units, where proceeds were for other than the purchase of our stock by the Partnership for consideration in transactions undertaken by the Partnership, at a preferential price compared to the two minority limited partners.  The two limited partners paid a multiple of our subscription price of 1.28571 for Partnership units, up to the earlier of $4,359,000 (CAD$5,000,000) in capital contributions or the introduction of a third party limited partner.  Oilsands managed the Partnership in its capacity as General Partner.

We consolidated our investment in Partnership.  We recorded a gain on dilution, which is the difference between our contribution to the Partnership (70%) and our equity interest (75%).  For the year ended May 31, 2006 this gain

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
October 5, 2007

totalled $101,664 (May 31, 2007- Nil). Non-controlling interest on the consolidated balance sheet at May 31, 2006 represents the 25% minority interest in the net loss and 25% of the net assets of the Partnership.  On March 8, 2007, the Company sold its entire interest in the Partnership, as part of the disposition of assets to Great Northern Oilsands Inc, therefore there is no minority interest or non-controlling interest recorded for the year ended May 31, 2007.”

5.
On page 19, you state that you earned an initial 30% undivided working interest in the Dover Oil Sands project in exchange for payment of $6.5 million, reimbursement to Bounty for all expenditures made to date on the project, and issuance of 4.3 million exchangeable shares.  Please disclose the amount paid as reimbursement of expenditures and indicate who received these shares.  Tell us if these shares were considered in your change of control analysis for the acquisition of Damascus Energy.

Response:  The disclosure in “Item 1. Description of Business – History and Overview” under the caption “Damascus Energy Inc.” on page 6 contains the following disclosure as to the amount of reimbursement of expenditures to Bounty and confirming that the exchangeable shares were all issued to Bounty:

“By acquiring Damascus, we received the right to earn up to an 80% working interest in the Dover Oil Sands Project, located in the Fort McMurray area of central Alberta, Canada under a farmout agreement between Damascus and Bounty Developments Ltd. (“Bounty”).  The Dover Oil Sands Project consists of 32 contiguous square miles of land approximately 40 miles northwest of Fort McMurray, representing 20,840 acres.  We earned an initial 30% undivided working interest in the Dover Oil Sands Project in exchange for payment of $6,479,915 (CAD$7,581,500) to Bounty, reimbursement to Bounty for all expenditures made to date on the project totalling $522,650 (CAD $611,500), and the issuance of 4,341,489 Patch Energy Exchangeable Shares to Bounty.  All of the shares were issued to Bounty.”

These shares were considered in the change of control analysis for the acquisition of Damascus Energy.  On December 15, 2006 (the date on which Patch acquired Damascus Energy), Damascus Energy had a total of 18,852,978 Class A Common Shares issued and outstanding, including the 8,682,978 Class A Common Shares issued to Bounty.  At the date of acquisition, Patch had a total of 16,639,274 shares issued and outstanding.  Consideration provided to the Damascus shareholders, in exchange for their Damascus shares, was 9,426,489 exchangeable shares of Patch Energy.  Assuming these shares were immediately converted into common shares of Patch, the former Damascus shareholders would hold 36% of the total issued and outstanding shares of Patch.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
October 5, 2007

6.
On page 21, you quote the Canadian Energy Survey prepared by PricewaterhouseCoopers.  As this constitutes an expert reference, you will need to either obtain and file a consent from PricewaterhouseCoopers, or remove the disclosure.

Response:   The disclosure that refers to the Canadian Energy Survey prepared by PriceWaterhouseCoopers does not appear in the Form 10-KSB and will be removed in the amended registration statement filing.

Financial Statements – Nine Months Ended February 28, 2007, page F-1

Note 5 – Acquisitions, page F-7

7.
You state that you acquired Damascus Energy by issuing a single Class A Preferred Voting share, which had common stock equivalent voting rights of 9.4 million shares, plus shares of your subsidiary that are exchangeable for an additional 9.4 million shares of your common stock, once you increase your authorized number of shares.  Tell us who received these shares and the extent of ownership interest they had in each entity immediately prior to and following the acquisition.  Revise your disclosure to clarify the provisions associated with the Class A Preferred Voting share having to do with voting rights and any possible conversion to common shares; the meaning of your disclosure stating that the number of votes equals the common shares issuable for the exchangeable shares “are at that time outstanding are then exchangeable” should be clear.

Given that you had 15 million shares of common stock outstanding as of May 31, 2006, and with the terms of this transaction apparently conveying the equivalent of 18.8 million shares, please revise your disclosure on page 31, presently stating that the stockholders of Damascus and Holdco acquired voting control “as to 31% of the then outstanding voting stock,” to explain whether, when taking into consideration the voting rights of the Class A Preferred Voting share and the number of common shares issuable upon conversion of the exchangeable shares, there was a change in control of the enterprise.

Response:  As at January 16, 2007, the stockholders of Damascus and Holdco acquired 33.3% of the voting stock of the Company.

Note 9 to the audited financial statements refers to Note 12, which describes the provisions associated with the Class A and Class B Preferred Voting shares regarding voting rights and possible conversion to common shares.  Note 12 on pages F-15 and F-16 states:

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
October 5, 2007

“12.	PREFERRED STOCK

The Company authorized two classes of preferred voting stock during the year ended May 31, 2007 as follows: one share of Class A Preferred Voting Stock, par value of $0.01 per share, and 10,000 shares of Class B Preferred Voting Stock, par value of $0.01 per share.  Refer to Notes 9(a) and (b).

The Class A Preferred Voting Stock has no dividend, or liquidation preferences over common stock holders.  This Class A Preferred Voting Share entitles 1286664 Alberta Ltd., as the trustee under the Exchange and Voting Trust Agreement and registered holder thereof, to attend and vote at all meetings of holders of shares of the Company’s common stock on behalf of the former shareholders of Damascus.  The maximum number of votes attached to this Class A Preferred Voting Share is that number of shares of the Company’s common stock into which the Exchangeable Shares issued in conjunction with the Class A Preferred Voting Share and at that time outstanding are then exchangeable, which is 9,426,489 as of the date of this financial statement.  The Class A Preferred Voting Share may be voted by proxy on all matters that may properly come before a meeting of the Company’s common shareholders. Prior to delivering a Class A Preferred Voting Share proxy, the trustee of the Class A Preferred Voting Share shall be obligated to determine the manner in which the holders of the then outstanding Exchangeable Shares issued in conjunction with the Class A Preferred Voting Share would vote on each matter put before the meeting of common shareholders.  The holder of the Class A Preferred Voting Share is then obligated to complete the Class A Preferred Voting Share proxy and record as votes in favour of the matter that number of votes equal to the number of common shares into which the Exchangeable Shares which voted in favour of the matter are then exchangeable and record as votes against the matter that number of votes equal to the number of the common shares into which the Exchangeable Shares which voted against the matter are then exchangeable.  The trustee is not entitled to cast any vote (either positive or negative) for which proxies have not been returned by the holder of the Exchangeable Shares.

The Company has also designated 10,000 shares of Class B Preferred Voting Stock, of which one share is issued and outstanding.  The Class B Preferred Voting Stock has no dividend or liquidation preferences over common stock holders.  This Class B Preferred Voting Share entitles 1286664 Alberta Ltd., as the trustee under the Exchange and Voting Trust Agreement and registered holder thereof, to attend and vote at all meetings of holders of shares of the Company’s common stock on behalf of the shareholders of 1289307 Alberta Ltd.  The maximum number of votes attached to this Class B Preferred Voting Share is that number of shares of the Company’s common stock into which the Exchangeable Shares issued in conjunction with the Class B Preferred Voting

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
October 5, 2007

Share and at that time outstanding are then exchangeable, which is 500,000 as of the date of this financial statement.  Except for the number of votes, the Class B Preferred Voting Stock is identical to the Class A Preferred Voting Stock.”

For further clarification, the Damascus shareholders received 9.4 million Exchangeable Shares of Patch Energy in exchange for their Damascus shares.  In total, there are 9.4 million votes associated with these shares, as the shares have voting rights only through the Patch International Class A and Class B Preferred Voting shares and the provisions of the Exchange and Voting Trust Agreement and do not have voting rights on their own.  The Class A and Class B Preferred Voting shares carry only those number of votes represented by Exchangeable Shares then outstanding.  Once an Exchangeable Share of Patch Energy is converted into a share of Patch International, the Class A or Class B Preferred Voting share has one less vote.

Page 31 of the Form 10-KSB contains the correct percentage of voting stock that was acquired (33.3%):

“Changes in Control

As a result of the acquisition of Damascus Energy Inc. (“Damascus”) and 1289307 Alberta Ltd. (“Holdco”), the stockholders of Damascus and Holdco acquired voting control as to ~~31.2~~33.3%, of which 31.6% is attributable to Damascus and 1.7% to 1289307, of the then outstanding voting stock through the issuance of the Class A and Class B Preferred Voting Stock.”

8.
Your disclosure indicates that the exchangeable shares would be converted to common shares only after you have increased your authorized number of shares.  Please expand your disclosure to include details sufficient to understand your presentation of the $13 million liability reported for exchangeable shares on your February 28, 2007 balance sheet, including the rationale and manner of calculation; ensure that you explain the recourse available to holders of the exchangeable shares, absence an eventual increase in your authorized number of shares.  Submit the analysis that you performed under EITF 00-19 in determining that liability accounting was required.  On a related point, please modify your disclosure to explain the extent to which the holders of the Series A Preferred Shares of Energy, which you refer to as the exchangeable shares, have voting or economic interests in the operations and assets of this subsidiary.

Response:  The disclosure in Note 9 of the financial statements has been expanded to include an explanation of the $20 million liability reported for exchangeable shares.  The following two paragraphs were added to the end of Note 9 on page F-14:

“The holders of the Series A Preferred shares of Patch Energy Inc. do not have any voting or economic interest in the operations and assets of Patch Energy Inc.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
October 5, 2007

The value of the purchase price, represented by the Series A Preferred Stock of Energy which is exchangeable into common stock of the Company, as disclosed in both Notes 9(a) and (b) totals $20,150,772 and has been presented as a liability on the face of the balance sheet as at May 31, 2007.  In accordance with EITF – 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock”, the Company determined that, at the classification assessment date, share settlement was not within the control of the Company, as shareholder approval was required, and therefore the value of the exchangeable shares is classified as a liability and is fair valued as at May 31, 2007, using a market price of $2.03 per share.  As of September 11, 2007 the share price was $1.06 per share.  The balance will be reclassified to stockholder’s equity once the Company has increased its authorized number of shares (Note 20).”

The first paragraph in Note 9(a) states on page F-13:

a)
The Company entered into a Share Exchange Agreement dated December 1, 2006 with Damascus Energy Inc. (“Damascus”), whereby the Company would acquire 100% of the issued and outstanding share capital of Damascus.  The transaction closed on December 15, 2006, and is accounted for using the purchase method.  By acquiring Damascus the Company received the right to earn up to an 80% working interest in the Dover Oil Sands Project.  The consolidated statements of operations for the Company includes the operating results of Damascus from the date the transaction closed to May 31, 2007.  Under the terms of the Share Exchange Agreement, because the Company did not have enough authorized shares to effect the transaction, Energy acquired all of the issued and outstanding common shares of Damascus (18,852,978 common shares) in consideration for one share of Class A Preferred Voting Stock of the Company and 9,426,489 shares of Series A Preferred Stock of Energy (the “Exchangeable Shares”) that are exchangeable for 9,426,489 shares of the Company’s common stock. Refer to Note 12.  The Exchangeable Shares will be exchanged when the Company has increased its authorized common stock, however no recourse exists should approval not be received by the Company allowing for the conversion of the Exchangeable Shares into the Company’s common stock.  The shares were valued at $1.32, based upon the market price of the Company’s common shares at the closing date of the transaction.  During the next fiscal year adjustments may be made to finalize the purchase price equation.  The president of Damascus, who was also a director of Energy prior to the acquisition, was appointed to serve as a director of the Company.  A director of Energy received $244,840 (CAD$283,019) in connection with the acquisition.

The first paragraph of Note 9(b) has been similarly revised.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
October 5, 2007

Regarding the Company’s analysis under EITF 00-19, reference is made to paragraph 19, which states:

“If a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net share or physically settle a contract, share settlement is not controlled by the company.  Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares.  In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments… with (b) the maximum number of shares that could be required to be delivered under share settlement of the contract.  If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument.  Otherwise share settlement is not within the control of the company and asset or liability classification is required.”

The Company determined that, at the classification assessment date, share settlement was NOT within the control of the Company, as shareholder approval was required, and therefore liability classification of the exchangeable shares is required.

The Company has also modified its disclosures to explain that the holders of the Series A Preferred Shares of Energy, have no voting or economic interests in the operations and assets of Patch Energy Inc.

9.
As you had several capital transactions relating to stock issued for the acquisitions of Damascus Energy and 1289307 Alberta Ltd., it would be helpful to have a roll forward of the equity accounts for the nine-month interim period ended February 28, 2007.

Response: As the Form 10-KSB for the fiscal year ended May 31, 2007 has now been filed, the Company believes that this comment is moot.

Note 13 – Subsequent Event, page F-14

10.
You state that you completed a sale of assets to Great Northern Oilsands Inc. on March 8, 2007.  Given that you also disclose in Note 3 on page FFF-4 of your Pro Forma financial statements that you had entered into a letter agreement to complete this transaction on January 16, 2007, tell us why you did not find it necessary to present the related activity as discontinued operations, following the guidance in paragraphs 30 and 41 through 44 of SFAS 144 for assets held for sale.  Please revise your disclosures beginning on page 14, concerning your results of operations, to clearly distinguish continuing operations from discontinued operations, based on the financial statement presentation.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
October 5, 2007

Response:  After performing an analysis of the sale of assets to Great Northern Oilsands Inc. under paragraph 30 of SFAS 144, the Company has determined that the sale meets all of the criteria set out in that paragraph.  Therefore, the audited financial statements contain Note 14. Discontinued Operations.  Also, see Note 22(b) on page F-24 as to revised disclosures in the interim financial statements for the nine-month period ended February 28, 2007.

Financial Statements – Fiscal Years Ended May 30, 2006 and 2005, page FF-1

Statement of Stockholders’ Equity (Deficit), page FF-5

11.
We note that you acquired all the issued and outstanding common stock of Patch Energy Inc. in 2004 and accounted for this acquisition as a reverse merger recapitalization, with this entity being treated as the accounting acquirer.  Therefore, in the statement of stockholders’ equity, all issuances of shares prior to the date of the merger should be recast to reflect the ratio of shares exchanged in the merger, not unlike a stock split or reverse stock split, along with any adjustment to the par value of common shares.

We understand that the 5,157,702 shares you have listed as Praxis Pharmaceuticals, Inc. were the outstanding shares of the legal entity immediately prior to the event; please revise the caption to clarify.  Please also align the book value of the net assets acquired in the recapitalization, identified as a net liability of $152,024 on page FF-12, with this corresponding share count.  Completing the foregoing should eliminate the need for the 18,232,625 and 4,558,146 share entries, as well as the $250,000 positive and negative cancelling entries; please revise accordingly.

Response: These comments do not appear to impact the Statement of Stockholders’ Equity in the financial statements for the years ended May 31, 2007 and 2006.

Form 8-K Filed May 1, 2007

Financial Statements – Damascus Energy, Inc.

Statement of Cash Flows, page F-4

12.
We note that you present $7.2 million for changes in “non-cash working capital” as investing activities in 2006.  Please disclose details sufficient to understand what this item represents, so that it is clear which category of cash receipts described in paragraph 16 of SFAS 95 you are reporting.  Please also disclose details of the $8.2 million cash expenditure that you report in 2006.  If these do not represent actual cash receipts and disbursements, please revise as necessary to comply with SFAS 95.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
October 5, 2007

Response: The Statement of Cash Flows will be revised to present a total cash disbursement of $1,090,157 for oil and gas expenditures, which represents the actual cash disbursement.

Note 4 – Property and Equipment, page F-10

13.
We note that you entered into an agreement with Bounty Developments Ltd. for a right to earn up to an 80% working interest in the Dover Oil Sands Project.  You state that you paid $6.6 million to Bounty and issued approximately 8.7 million shares of your stock.  You also state that you paid 6 million shares for finders’ fees.  Tell us who the beneficial owners of Bounty Developments Ltd. are, who received the finders’ fees, and the reasons you believe the value ascribed to the shares issued for each component has been appropriately capitalized.  Please also tell us why you believe the shares issued, in each instance, were appropriately valued at $0.35 per share.

Since Damascus Energy appears to have had 2.1 million shares outstanding as of December 31, 2005, the 2006 issuance of 14.7 million shares for the interest in Dover Oil Sands Project seems to have largely secured a continuing interest for Bounty Developments Ltd. and its owners.  As there are circumstances under which the retention of a controlling interest would require accounting based on the carry-over values of historical costs, please explain to us how you have factored this aspect of the transaction into your decision to step-up the basis in the assets received, utilizing the value of shares issued.  Tell us the cost basis that Bounty had in the agreement concerning this property immediately before the event, as well as any other assets or liabilities conveyed, as would be calculated under generally accepted accounting principles.

Response: The Company has been advised that Bounty Developments Ltd. is owned and controlled 100% by William H. Clark of Calgary, Alberta.

The 6,000,000 Damascus shares, paid as finders’ fees, were received by:
Michael Vandale 3,850,000
Theoren Fleury 150,000
1284810 Alberta Ltd. 2,000,000

The Company has been advised that 1284810 Alberta Ltd. is owned and controlled 100% by David Lane of Vancouver, British Columbia.

At November 30, 2006 (prior to the Bounty farm-in), Damascus Energy had a total of 3.47 million shares outstanding.  At November 30, 2006 a total of 6.0 million shares were issued as finders’ fees with respect to the Dover Oil Sands Project.  Bounty Developments Ltd. was issued a total of 8.68 million shares for the interest in the Dover Oil Sands Project.  Total outstanding shares of Damascus Energy (after the Dover farm-in) was 18.15 million shares.  The shares owned by Bounty Developments Ltd. represented 47.8% of total issued and outstanding shares of Damascus.  The farm-in

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
October 5, 2007

with Bounty for Dover was an arm’s-length transaction with a private corporation and therefore the cost basis that Bounty had in the property is unknown to the Company.  The arm’s-length nature of the transaction is demonstrated by the fact that Bounty has entered into similar transactions with Excelsior Energy Limited of Calgary, Alberta, in February 2007, and Southern Pacific Resource Corp. of Calgary, Alberta, in June 2007.

The Company believes that the value ascribed to the shares issued has been appropriately capitalized with a value of US$0.35 per share (CAD$0.40 per share).  At approximately the same time as the Bounty transaction, Damascus Energy engaged in a private placement of its common shares on a flow-through basis.  Under the terms of the flow-through share issue, the related resource expenditure deductions are renounced to the shareholder in accordance with income tax legislation.  The price of US$0.35 per share represents a discounted price from the flow-through private placement pricing of US$0.43 (CAD$0.50).  The Company’s research indicates that a premium of 20% - 25% is reasonable on the issuance of flow-through shares.

Form 10-KSB for the Fiscal Year Ended May 30, 2006

General

14.
Given that the accounting and disclosures in your registration statement are similar in many instances to the reporting in your periodic reports, it may be necessary to amend your annual and subsequent interim reports to comply with comments written on your registration statement.  Please contact us regarding this matter if you require further clarification, or if you decide not to proceed with your registration statement.

Response: This has been noted. The Company believes that the Staff’s comments have been addressed in the Form 10-KSB for the year ended May 31, 2007.

COMMENTS FROM AUGUST 20, 2007 LETTER:

Registration Statement on Form SB-2

General

1.
Please submit draft amendments to your registration statement and periodic reports with your next response, showing all changes from the versions on file marked.  Please ensure that all of your financial information is current; and that you have included explanatory paragraphs in the forepart of your amendments to the periodic reports, summarizing the changes with reference to the locations in the documents having further details, including the error correction disclosures in the financial statements which should cover all changes impacting the amounts previously reported.  At this point, the registration statement will need to include audited financial statements through May 31, 2007 to comply with Item 310(g) of Regulation S-B.  Given that you have tentatively agreed to comply with various comments in our prior letter without submitting relevant documentation, we may have additional comments once you complete your response.  Please give us a call if you need further clarification on which reports to file.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
October 5, 2007

submitting relevant documentation, we may have additional comments once you complete your response.  Please give us a call if you need further clarification on which reports to file.

Response:  As discussed in two telephone conversations with Nasreen Mohammed, periodic reports are not being amended, as the Company has addressed the comments in its Form 10-KSB for the year ended May 31, 2007.  An amendment to the registration statement will be filed, containing much the same disclosure as contained in the Company’s Form 10-KSB.

Management’s Discussion and Analysis or Plan of Operation, page 10

Minority Interest, page 12

2.
We note your response to prior comment 4, regarding the gain you recognized upon forming Patch Oilsands Limited Partnership, based on the difference between your contribution and your equity interest.  Please disclose the nature of your contribution and the contribution of the other partners, and explain how these contributions represent 70% and 30%, respectively, as previously requested.  We had also asked that you submit the analysis that you performed in determining you had an earnings event, or otherwise met the criteria outlined in SAB Topic 5:H, which you did not provide.

Response:  Patch Oilsands Limited Partnership was formed through cash investments by the partners in exchange for Limited Partnership units and shares.  The funds were used to acquire and develop oil and gas interests.

The initial contribution of CAD$2.1 million for the units paid in cash in March and April 2006 was based on a working interest split of Patch Energy 70%, Habenero 25%, and Micron 5%.  However, the minority interest partners agreed to pay 30% of the total funds contributed, but to earn 25% on this initial contribution.  The purpose of varying the working interest and net interest is to compensate the general partner for assuming the administrative duties.  Therefore, the gain on dilution of $101,664 at May 31, 2006 is the difference between the working interest and the net interest earned.

The Company has reviewed SAB Topic 5:H and concluded that the gain on dilution may have been more appropriately recorded as a capital transaction.  However, these assets were part of an oil and gas disposition in the current year and accordingly there is no impact on the May 31, 2007 financial statements.  The Company has determined the impact of restating previously filed financial statements to be immaterial.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
October 5, 2007

3.
Please explain how you determined that your situation was unlike any of the examples provided in IRQ2 of SAB Topic 5:H, where realization is not generally assured (e.g. a subsidiary that is a newly-formed, non-operating entity; a research and development, start-up or development stage company; or an entity whose ability to continue in existence is otherwise in question), and which therefore generally need to be accounted for as capital transactions, with gain neither recognized nor deferred.

Response:  Please refer to the response to comment 2 above.

Financial Statements – Nine Months Ended February 28, 2007, page F-1

Note 4 – Oil and Gas Interests, page F-8

4.
Expand your disclosure to describe the property interests held by Damascus Energy, Inc. and 1289307 Alberta Ltd., which you acquired on December 15, 2006 and January 16, 2007, and which are associated with the amounts ascribed to your non-producing oil and gas properties, totaling $25.5 million.  Identify the specific properties to which these interests pertain, and the status of exploration or development.  Also indicate the nature of the interests, conditions for retention, and whether reserves have been established.  Include comparable details about the property interests associated with the $14.2 million cash expenditure shown on page F-4.  Disclose how you have been able to support recoverability under your impairment testing, following the guidance in paragraph 28 of SFAS 19, and paragraph 8 of SFAS 144, as applicable.

Response:  The Company acquired the Dover Oil Sands leases in the acquisition of Damascus and the Firebag Oil Sands leases in the acquisition of 1289307 Alberta Ltd. (“1289307”).  Please refer to Note 8 – Oil and gas Interests and Note 9 – Acquisitions of the audited financial statements on pages F-12 to F-14.

In the third quarter financial statements, the Company reported the acquisition of oil and gas properties totaling $25.5 million.  In the audited financial statements as of May 31, 2007, the purchase equation for the acquisition of 1289307 was amended.  The fair market value of the oil and gas interests acquired in the Damascus acquisition is $23.5 million and the fair market value of the oil and gas interests acquired in the purchase of 1289307 is $5.4 million, for a revised total of $28.9 million.  The cash expenditures associated with the property interests that were reported as $14.2 million in the third quarter statement of cash flows, are reported as $10.1 million in the May 31, 2007 statement of cash flows.  These cash expenditures were primarily for the exploratory drilling program for the Dover Oil Sands Project.

The oil and gas interests acquired in the Damascus transaction were primarily for the Dover Oil Sands leases that were valued at $23 million based on an independent resource appraisal report.  Other conventional oil and gas interests acquired were assigned a fair value of $0.5 million (based on an internal technical assessment of the

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
October 5, 2007

properties) for a total of $23.5 million.  The Company completed a successful exploratory drilling program on the Dover Oil Sands leases and based on this program and third party engineering review the company is planning a follow-up drilling program for the 2007-2008 drilling season.  Accordingly, the Company did not record an impairment provision on the Dover Oil Sands Project as the drilling results and independent engineering review confirm management’s assessment that impairment provision does not need to be recorded.  The $0.5 million of conventional oil and gas interests were included in the disposition to Great Northern Oilsands Inc.

The oil and gas interests acquired in the acquisition of 1289307 were for the Firebag Oil Sands leases.  Based on the Company’s exploratory drilling program completed by March 2007, these leases are less promising and the Company’s follow up exploratory drilling plans are limited.  Accordingly the Company has reported an impairment provision of $5.0 million against the fair value of the oil and gas interests.  The cash expenditures for drilling the exploration wells were also expensed in accordance with the Company’s successful efforts accounting policy for oil and gas interests.  Therefore, the cash expenditures of $10.1 million in the May 31, 2007 financial statements do not include the cost of the exploratory drilling program for Firebag.

Note 13 – Subsequent Event, page F-16

5.
We note the revisions you have proposed in response to prior comment 10, concerning your sale of oil sands assets and conventional oil and gas interests to Great Northern Oilsands Inc. on March 8, 2007 in exchange for $2.6 million, shortly after acquiring these assets in your purchase of Damascus Energy, Inc. on December 15, 2006.  Please disclose how you determined the cost basis in these assets to be $2.3 million, as depicted on page F-2, relative to the $23.5 million purchase price ascribed to oil and gas properties in recording your acquisition, as shown on page F-9.  Please submit the underlying support for your purchase price allocation, as it pertains to the property interests.

Response:  Please refer to Note 9 and Note 14 of the May 31, 2007 financial statements.  As stated in the response to comment 4 above, the oil and gas interests acquired from Damascus were assigned a fair value of $23.5 million, of which $23 million of fair value was assigned to the Dover Oil Sands leases based on an independent resource appraisal report.  The remaining $0.5 million of value was assigned to the conventional oil and gas interests based on an internal technical assessment of the properties.  The disposition of oil and gas interests to Great Northern Oilsands Inc. included the Damascus conventional oil and gas interests of $0.5 million and other oil and gas interests (cost base of $1.8 million) previously held by other subsidiaries of Patch for a total cost basis of $2.3 million.  The $1.8 million of oil and gas interests were not included in the assets acquired from Damascus or 1289307.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
October 5, 2007

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosures

Cc:	Patch International Inc.
KPMG LLP
Morgan & Company